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                            September 28, 2020

       Jian Zhang
       Chairman and Chief Executive Officer
       Distoken Acquisition Corporation
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, People's Republic of China

                                                        Re: Distoken
Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed September 15,
2020
                                                            File No. 333-248822

       Dear Mr. Zhang:

              We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed September 15, 2020

       Our sponsor may decide . . .,, page 21

   1. We note the added disclosure here. Please revise to disclose whether shareholders will vote on any extension
and whether they will be entitled to redeem their shares in
                                                        connection with an
extension.
       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court..., page 28

   2. Revise the disclosure here and under "Warrants" on page 99 regarding the exclusive forum provision to
state that there is uncertainty on whether a court would enforce the provision and that
investors cannot waive compliance with the federal securities laws and
 Jian Zhang
Distoken Acquisition Corporation
September 28, 2020
Page 2
         their rules and regulations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



FirstName LastNameJian Zhang                               Sincerely,
Comapany NameDistoken Acquisition Corporation
                                                           Division of
Corporation Finance
September 28, 2020 Page 2                                  Office of
Manufacturing
FirstName LastName